
November 2, 2011

Via Email

Anthony Zingale
Chief Executive Officer
Jive Software, Inc.
325 Lytton Avenue, Suite 200
Palo Alto, California 94301

> **Re: Jive Software, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 24, 2011**
> **File No. 333-176483**

Dear Mr. Zingale:

    We have reviewed your letter dated October 24, 2011, and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated October 20, 2011.

Business, page 68

1.   Your response to prior comment 4 states that you have backlog as of September 30, 2011. The disclosure of backlog, if material, is required by Item 101(c)(1)(viii) of Regulation S-K. Please amend your filing to include disclosure regarding backlog, or provide us with an analysis explaining why your backlog is not material.

Case Studies, page 72

2.   Your response to prior comment 1 states that you had not contemplated commencing preparation for an initial public offering at the time the survey was commissioned or completed in December 2010. On page 65 of your prospectus, however, you disclose that in November and December 2010 you first started including IPO scenarios in calculating the fair value of the common stock underlying your stock options. Please advise.

3.   Your response to prior comment 17 states that customers reviewed and approved the case studies for general public use. Please confirm that each case study is unchanged from the case studies reviewed by your customers and approved for general public use. In addition, provide us with your analysis as to whether consenting to the use of a case study for general public use is consistent with consenting to the inclusion of a case study in a prospectus for a securities offering.

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>2010 Bonus Determinations, page 95</u>

4.   We note your response to prior comment 20. You are required to provide clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers, and to explain all material elements of your compensation of the named executive officers. See paragraphs (a)(2) and (b)(1) of Item 402 of Regulation S-K. Although individual performance accounts for half of the cash performance bonuses for Messrs. LeBlanc, Roddy, and Brown, Jr., you have not disclosed their individual performance levels or discussed how the factors Mr. Zingale considered affected such determination. Please revise.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>(g) Revenue Recognition, page F-9</u>

5.   We are considering your response to comment 24. Explain why the arrangement should be analyzed as two "units" or parts when the arrangement is being accounted for as a single unit of accounting. Since part of the arrangement fee is unknown, explain why it is appropriate to exclude or bifurcate the accounting for the Time & Materials arrangement fees. That is, explain why you believe that the fixed fee is attributable to only the fixed fee services and none relates to the Time & Materials services. It appears that you are accounting for this arrangement as if there are two elements or deliverables. Please advise.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Email</u>
       Jeffrey D. Saper
       Wilson Sonsini Goodrich & Rosati, P.C.